
10031784

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 26825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 JONESBORO ROAD
(No. and Street)

MCDONOUGH	GA	30253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. SIEGEL 678-583-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK F. GAMEL, P.C.
(Name – *if individual, state last, first, middle name*)

8218 DURALEE LANE	DOUGLASVILLE	GA	30134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
SEP 22 2010
WASH, D.C.
196
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY S SIEGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CHURCH FINANCE, INC., as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public Notary Public, Spalding County, Georgia
My Commission Expires Nov. 8, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL PROCESSING
RECEIVED
SEP 22 2010
WASH. D.C.
196
SECTION

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Stockholders and Board of Directors of
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough GA 30253

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2009 to June 30, 2010, which were agreed to by Commonwealth Church Finance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Commonwealth Church Finance, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Commonwealth Church Finance, Inc.'s management is responsible for the Commonwealth Church Finance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, bank statements, and canceled checks, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010 less revenues reported on the FOCUS reports for the period from October 1, 2009 to December 31, 2009, on the statement of income (loss) report, as applicable, with the amounts reported in Form SIPC-7 for the period from July 1, 2009 to June 30, 2010 noting no differences;

3. There were no adjustments reported in Form SIPC-7; and

4. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Jack F. Gamel, CPA, PC

September 16, 2010

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC
SCHEDULE OF SIPC ASSESSMENT PAYMENTS
JUNE 30, 2010

	Payment Date	Amount
Report filed for period ending 12-31-09	1-29-10	$1,111.17
Report filed for period ending 6-30-10	9-3-10	5,221.00
Total paid for year		$6,332.17

There were no overpayments applied or carried forward.


SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2010
WASH, D.C.
196
SECTION

SIPC-7
(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(32-REV 6/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026825 FINRA JUN
COMMONWEALTH CHURCH FINANCE INC
COMMONWEALTH CHURCH FINANCE INC
677 JONESBORO RD
MCDONOUGH GA 30253-6043

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,332.00

B. Less payment made with SIPC-6 filed (exclude interest) (1,111.00)

01/29/2010
Date Paid

C. Less prior overpayment applied (.00)

D. Assessment balance due or (overpayment) 5,221.00

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,221.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,221.00

H. Overpayment carried forward $(.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commonwealth Church Finance, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of August, 2010.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 07/01/2009, 20__
and ending 06/30/2010 20__
Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,535,986.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	N/A
(2) Net loss from principal transactions in securities in trading accounts.	"
(3) Net loss from principal transactions in commodities in trading accounts.	"
(4) Interest and dividend expense deducted in determining item 2a.	"
(5) Net loss from management of or participation in the underwriting or distribution of securities.	"
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	"
(7) Net loss from securities in investment accounts.	"
Total additions	"
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	N/A
(2) Revenues from commodity transactions.	"
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	"
(4) Reimbursements for postage in connection with proxy solicitation.	"
(5) Net gain from securities in investment accounts.	"
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	"
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	"
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	"
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,241.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A	
Enter the greater of line (i) or (ii)	3,241.00
Total deductions	3,241.00
2d. SIPC Net Operating Revenues	$ 2,532,745.00
2e. General Assessment @ .0025	$ 6,332.00 (to page 1 but not less than $150 minimum)